COLONY RESORTS LVH ACQUISITIONS, LLC

3000 Paradise Road

Las Vegas, Nevada 89109

January 3, 2012

Mr. Jonathan Wiggins, Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:     Colony Resorts LVH Acquisitions, LLC

            Form 10-K for the Fiscal Year Ended December 31, 2010 and Form       10-Q   for the Period Ended June 30, 2011

            Filed March 25, 2011 and August 9, 2011

            File No. 0-50635

Dear Mr. Wiggins:

In response to your December 19, 2011 request, we offer the following responses:

Comment 1: “Please clarify to us how the likelihood of a foreclosure was assessed as of the filing of your Form 10-Q and how you determined that such likelihood should not be considered in your impairment testing.”

•         Goldman Sachs Mortgage Company (the “Lender”) is the Lender of the Term Loan and the Lender, through its Whitehall Voteco affiliate owns 40% of the Company’s Class A Membership Units, and had a representative on the Company’s Board.

•         Given the relationships among the parties and the nature of the discussions to restructure the debt, a foreclosure was not considered probable as of the date the Form 10-Q was filed. Moreover, previous defaults on the Term Loan did not result in the acceleration of the debt, or in an effort by the Lender to foreclose on the Company’s assets.

Comment 2: “Please tell us how you determined that the increased renovation activities would not result in a decrease in available rooms or occupied rooms in the applicable years.”

•         The hotel has 3,000 guest rooms and runs an annual occupancy rate of 80%.

•         During the summer (non-convention) months, and during holiday periods, occupancy is often as low as 30%.

•         Guest rooms are renovated during low occupancy periods so as not to displace potential occupancy.

Comment 3: “Please tell us your basis for the increases in estimated ADR from your analysis as of December 31, 2010 to your analysis as of         June 30, 2011.”

•         Hotel revenue for the December 31, 2010 analysis was assumed to increase 5% per year from the 2012 year forward.

•         Hotel ADR for the June 30, 2011 analysis was assumed to increase in $10 increments as noted.

•         The results assumed were more favorable in the June analysis when compared to the December analysis primarily because the economy has improved slightly during 2011.

•         ADR had increased from $86 in 2009 and $87 in 2010.

•         ADR had increased to $99 for the first half of 2011.

Comment 4: “Please clarify how you determined the terminal values in the analyses were appropriate, particularly in light of the age of the building and the estimated remaining life of the building.”

•         Both analyses assume a 15 year life of the asset with a seven times, or five times, EBITDA sales price at the end of the period. The building is very well maintained, as noted in the assumptions. Major renovations were completed during 2005 and 2007, and totaled approximately $125 million.

•         The property is located adjacent to the Las Vegas Convention Center, a location that is very desirable for a hotel. In addition to the 3,000 room hotel there are 20 acres of vacant land, which are suitable for additional development. There are a number of options for additional development of the property.

•         The multiples used in the liquidation price (7 times and 5 times EBITDA) have historically been measures of casino sales.

I trust this satisfies your request.

Yours truly,

/s/ Robert E. Schaffhauser

Robert E. Schaffhauser

Executive Vice President – Finance